VIA EDGAR

Baiya International Group Inc.

Room 18022, Floor 18

112 West 34th Street

New York, NY 10120

January 29, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

RE:	Baiya International Group Inc.
Registration Statement on Form F-1
File No. 333-292480 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so it will become effective on January 30, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Baiya International Group Inc. (the “Company”) or its counsel may request by telephone call to the Staff.

Please contact Pang Zhang-Whitaker of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8844, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Baiya International Group Inc.

By:	/s/ Siyu Yang
Name:	Siyu Yang
Title:	Chairman and Chief Executive Officer

cc:

Pang Zhang-Whitaker, Esq.

Guy Ben-Ami, Esq.

Carter Ledyard & Milburn LLP